PERSONAFI

INVESTING WITH TRANSPARENCY

PERSONAFI.CO

Q3 2021


Invest with friends nearby
PERSONAFI

PERSONAFI

OUR VISION

TO BUILD A **COMMUNITY** OF INVESTORS THAT LEAN ON EACH OTHER RATHER THAN THE FINANCIAL SYSTEM. WHERE INVESTORS SHARE INVESTMENTS AND PORTFOLIO ANALYSIS THUS, EMPOWERING **MAIN STREET.**

PERSONAFI

THE CURRENT MODEL


Chg
%Chg
+0.03
+2.03

- **55%** OF ADULTS INVEST IN THE STOCK MARKET COMPARED **65%** OF ADULTS PRE-08’ MARKET CRASH
- **70%** OF MILLENNIALS KNOW THEY NEED TO BE MORE FINANCIALLY SECURE
- **61%** OF MILLENNIALS FOUND INVESTING SCARY AND INTIMIDATING
- **50%** OF MILLENNIALS KNOW THEY NEED TO START INVESTING

PERSONAFI

THE PROBLEM


GameStop



NEWS AND TRENDS

'Wallstreetbets' Reddit Forum Faces Infighting, Hostile Takeover Accusations

Active moderators on r/wallstreetbets say they've been banned by old moderators who've returned to the forum after extended absences, reportedly to cash in on the subreddit's growing popularity.

- SINCE MARCH 2020, **20 MILLION NEW RETAIL** INVESTORS ENTERED THE STOCK MARKET
- RETAIL INVESTORS ARE TIRED OF TRADITIONAL FINANCIAL INSTITUTIONS – THE GAMESTOP CRAZE/ REDDIT REBELLION
- THERE IS A SURGE OF TRADING AND SOCIAL TRADING APPLICATION
- THE PENDING TRANSFER OF WEALTH FROM THE BABY BOOMER GENERATION WILL FLOW TO DIGITAL FOCUSED INVESTORS

P E R S O N A F I

THE SOLUTION- **PERSONAFI**



9:41
Kevin Baize
@kevin_baize
12
Invest
5.02k
Followers
3.12k
Following
Edit Profile
Hi I'm Kevin, CTO of PersonaFI.
Add something cool here
Portfolio
NTFX Netflix
Amount 8
Avg Price $539.04
Total Price $4312.32
Trade
Today
NTFX Netflix
Buy
Amount 8
Avg Price $539.04
Total Price $4312.32
Posts
Kevin Baize
2 hours ago

DISCOVER INVESTMENTS

DISCOVER NEW INVESTMENTS, STRATEGIES, ASSETS AND MORE THROUGH A COMMUNITY THAT SHARES THEIR BEST PRACTICES

PLAN AND TRADE WITH FRIENDS

DEVELOP STRONGER RELATIONSHIPS WITH OTHERS BY HELPING EACH OTHER GROW AND BECOME MORE PROSPEROUS

VERIFIED TRADE ALERTS

KNOW WHEN OTHERS ARE GETTING IN OR OUT OF AN INVESTMENT

PERSONAFI

THE PRODUCT

LAUNCHED PRIVATE BETA


9:41
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9:41
Christina Kennedy
@christina_kennedy
12
Invest
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Followers
3.12k
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Following
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Hi I'm Kevin, CTO of PersonaFI.
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Portfolio
NTFX
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NTFX
Netflix
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Amount
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$539.04
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Christina Kennedy
2 hours ago

SIGN UP IS QUICK, EASY AND FREE

SECURELY CONNECT BROKERAGES TO APPLICATION

INVITE FRIENDS, FAMILY, AND SAVY INVESTORS TO YOUR NETWORK

GET NOTIFICATIONS ON YOUR FAVORITE FRIENDS AND TRADERS

PERSONAFI

MULTI-PLATFORM VALIDATED DATA

PLATFORM AGNOSTIC – WORKS WITH ALL MAJOR STOCK AND CRYPTO PLATFORM SOURCES

- TD Ameritrade
- Robinhood
- Charles Schwab
- Binance
- Coinbase
- Etc.

CENTRALIZED USER TRADES AND PORTFOLIOS

COLLABORATE, REVIEW, ANALYZE, AND MONITIZE

VERIFIED NETWORK TRADES AND PORTFOLIOS



9:41
Kevin Baize
@kevin_baize
12
Invest
5.02k
Followers
3.12k
Following
Edit Profile
Hi I'm Kevin, CTO of PersonaFI.
Add something cool here
Portfolio
NTFX Netflix
Amount 8
Avg Price $539.04
Total Price $4312.32
Trade
Today
Buy
Posts
Kevin Baize
2 hours ago
PLAID
TD
charles SCHWAB
coinbase
BINANCE

PERSONAFI

COMPETITION

ANYONE CAN BE AN ANALYST



VERIFIED TRADES & PORTFOLIO
Commonstock
Public
The Motley Fool
INVESTMENT RESEARCH
ZACKS
Stocktwits
SOCIAL ENGAGEMENT PLATFORM

P E R S O N A F I

TOTAL MARKET

(U S , P H A S E 1)

TOTAL ADDRESSABLE MARKET

209 M U.S. ADULTS

SERVICEABLE ADDRESSABLE MARKET

RETAIL INVESTORS

SERVICEABLE OBTAINABLE MARKET

DIGITAL SELF DIRECT INVESTORS


209 M
112 M
72 M

PERSONAFI

GO TO MARKET

FACEBOOK

TIK-TOK

GIFS

PERSONAFI

CREATOR ECONOMY


Elon Musk
Jan 26
Gamestonk!!


P E R S O N A F I
TRACTION
26.4 K TOTAL MEMBERS
22.1K TOTAL ACTIVE
PROOF OF CONCEPT
APP LAUNCH
1.1K TOTAL USERS
30000
25000
20000
15000
10000
5000
0
January
February
March
April
May
June
July
August

P E R S O N A F I

GROWTH TARGETS

2021

50,000 + USERS

ACHIEVE 80% ACTIVE USERS

$30,000 MONTHLY RECURRING REVENUE

2022

1,000,000 – 2,000,000 USERS

80% MONTHLY ACTIVE USERS

$700,000 MONTHLY RECURRING REVENUE

2023

10,000,000 USERS

80% MONTHLY ACTIVE USERS

$1,500,000 MONTHLY RECURRING REVENUE

Disclaimer – growth projections can't be guaranteed

PERSONAFI

OUR TEAM



KEN MOOSO

CEO

WELLS FARGO

WELLS FARGO ADVISORS

MERRILL A BANK OF AMERICA COMPANY



DONELIEZER BAIZE

CPO

CS PhD; 4 years dev

PURDUE UNIVERSITY


RNOX

KEVIN BAIZE II

CTO

CS PhD; 8 years dev

PURDUE UNIVERSITY



TERENCE DANIELS

COO

TRACKMAN GOLF

CoachNow

PERSONAFI

ADVISORS



Eric Ries

Advisor


THE LEAN STARTUP
ERIC RIES

The Long-Term Stock Exchange



Shaunt Sarkissian

Advisor

GET IN TOUCH

PERSONAFI

SOCIAL MEDIA

@personafi_app

WEBSITE

www.personafi.co

CONTACT

info@personafi.co